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                             December 13, 2022

       R. Ramin Kamfar
       Chief Executive Officer
       Bluerock Homes Trust, Inc.
       1345 Avenue of the Americas, 32nd Floor
       New York, NY 10105

                                                        Re: Bluerock Homes
Trust, Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted December
5, 2022
                                                            CIK No. 0001903382

       Dear R. Ramin Kamfar:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544
       with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Kathryn A. Lawrence,
Esq.